Exhibit A

Ceragon Networks Reports First Quarter 2019 Financial Results

May 6, 2019

CERAGON NETWORKS REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS

Revenues affected by timing of orders from India, while positive overall demand trends continue

Little Falls, New Jersey, May 6, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

Revenues - $69.2 million, down 16.9% from the first quarter of 2018, and down 19.3% from the fourth quarter of 2018.

Gross margin - 35.6%, compared to 33.1% in the first quarter of 2018 and 34.4% in the fourth quarter of 2018.

Operating income - $3.2 million, compared to $5.4 million in the first quarter of 2018 and $6.5 million in the fourth quarter of 2018.

Net income - net income of $0.8 million, or $0.01 per diluted share for the first quarter of 2019.  Net income for the first quarter of 2018 was $2.1 million, or $0.03 per diluted share. Net income for the fourth quarter of 2018 was $11.6 million or $0.14 per diluted share.

Non-GAAP results - gross margin was 35.7%, operating income was $3.7 million, and net income was $2.1 million, or $0.03 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $29.8 million at March 31, 2019, compared to $35.6 million at December 31, 2018.

“As we expected, first quarter results were low due to the timing of large orders from India, in addition to typical seasonal factors,” said Ira Palti, president and CEO of Ceragon. “We continue to experience a high level of customer activity around the world resulting from the ongoing expansion of 4G and the beginning of the transition to 5G. This high level of customer activity, together with our expectation that we will receive a batch of large orders in Q2 related to ongoing deployments in India, causes us to believe that our quarterly revenue during the balance of 2019 is likely to be at or above the high end of our $80 to $85 million quarterly revenue run rate. Thus, we continue to expect overall revenue for 2019 to be similar to that of 2018. We are also continuing to target in 2019 a 5th consecutive year of growth in our non-GAAP net income, based on our expectation to higher gross margin from a more favorable geographic mix of revenue as well as lower financial expenses compared to 2018.”

Ceragon Networks Reports First Quarter 2019 Financial Results

May 6, 2019

Supplemental revenue breakouts by geography:

First quarter 2019:
•	Europe:	17%
•	Africa:	13%
•	North America:	15%
•	Latin America:	22%
•	India:	15%
•	APAC	18%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1074 or International: +1 (612) 288-0329, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at: https://www.ceragon.com/investors/webcasts/, and completing the registration.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 466180. A replay of both the call and the webcast will be available through June 6, 2019.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon Networks Reports First Quarter 2019 Financial Results

May 6, 2019

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of a significant portion of Ceragon's business in certain geographic regions and particularly in India, where two customers currently represent a significant portion of its revenues, risks associated with a decline in demand from the single market segment on which we focus; risks associated with any failure to effectively compete with other wireless equipment providers; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Ran Vered	or	Claudia Gatlin
+972 3 543 1595		+1 212 830-9080
ranv@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2019	2018

Revenues	$69,163	$83,275
Cost of revenues	44,531	55,671

Gross profit	24,632	27,604

Operating expenses:
Research and development, net	6,164	7,214
Selling and marketing	9,462	10,562
General and administrative	5,782	4,459

Total operating expenses	$21,408	$22,235

Operating income	3,224	5,369
Financial expenses, net	1,109	2,034

Income before taxes	2,115	3,335

Taxes on income	1,134	1,265
Equity loss in affiliates	173	-

Net income	$808	$2,070

Basic net income per share	$0.01	$0.03
Diluted net income per share	$0.01	$0.03

Weighted average number of shares used in computing basic net income per share	80,113,607	78,080,146

Weighted average number of shares used in computing diluted net income per share	82,333,627	80,065,171

Ceragon Reports First Quarter 2019 Results
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2019	December 31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,754	$35,581
Short - term bank deposits	-	515
Trade receivables, net	119,548	123,451
Other accounts receivable and prepaid expenses	12,555	12,135
Inventories	67,370	53,509

Total current assets	229,227	225,191

NON-CURRENT ASSETS:
Long-term bank deposits	90	504
Deferred tax assets	6,882	7,476
Severance pay and pension fund	5,378	5,096
Property and equipment, net	34,287	33,613
Intangible assets, net	6,931	6,576
Other non-current assets	14,722	4,544

Total non-current assets	68,290	57,809

Total assets	$297,517	$283,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$82,845	$78,892
Deferred revenues	4,246	3,873
Other accounts payable and accrued expenses	29,281	27,256

Total current liabilities	116,372	110,021

LONG-TERM LIABILITIES:
Deferred tax liability	24	28
Accrued severance pay and pension	9,973	9,711
Other long term payables	9,315	3,672

Total long-term liabilities	19,312	13,411

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	415,949	415,408
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,292)	(9,208)
Accumulated deficits	(225,947)	(226,755)

Total shareholders' equity	161,833	159,568

Total liabilities and shareholders' equity	$297,517	$283,000

Ceragon Reports First Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2019	2018
Cash flow from operating activities:
Net Income	$808	$2,070
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	2,120	1,511
Stock-based compensation expense	475	353
Decrease (increase) in trade and other receivables, net	(6,391)	183
Decrease (increase) in inventory, net of write-off	(14,150)	4,488
Decrease in deferred tax asset, net	590	474
Increase (decrease) in trade payables and accrued liabilities	15,583	(5,854)
Increase in deferred revenues	376	940
Other adjustments	(31)	208
Net cash provided by (used in) operating activities	$(620)	$4,373

Cash flow from investing activities:
Purchase of property and equipment, net	(3,991)	(3,299)
Purchase of intangible assets, net	(2,189)	(1,086)
Release of long and short - term bank deposit	940	-
Net cash used in investing activities	$(5,240)	$(4,385)

Cash flow from financing activities:
Proceeds from exercise of options	66	100
Net cash provided by financing activities	$66	$100

Translation adjustments on cash and cash equivalents	$(33)	$(9)

Increase (decrease) in cash and cash equivalents	$(5,827)	$79

Cash and cash equivalents at the beginning of the period	35,581	25,877

Cash and cash equivalents at the end of the period	$29,754	$25,956

Ceragon Reports First Quarter 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2019	2018

GAAP cost of revenues	$44,531	$55,671
Stock based compensation expenses	(15)	(17)
Changes in indirect tax positions	(21)	(15)
Non-GAAP cost of revenues	$44,495	$55,639

GAAP gross profit	$24,632	$27,604
Gross profit adjustments	36	32
Non-GAAP gross profit	$24,668	$27,636

GAAP Research and development expenses	$6,164	$7,214
Stock based compensation expenses	(103)	(60)
Non-GAAP Research and development expenses	$6,061	$7,154

GAAP Sales and Marketing expenses	$9,462	$10,562
Stock based compensation expenses	(175)	(144)
Non-GAAP Sales and Marketing expenses	$9,287	$10,418

GAAP General and Administrative expenses	$5,782	$4,459
Stock based compensation expenses	(182)	(132)
Non-GAAP General and Administrative expenses	$5,600	$4,327

GAAP financial expenses	$1,109	$2,034
Leases – financial income (expenses)	26	-
Non-GAAP financial expenses	$1,135	$2,034

GAAP taxes on income	$1,134	$1,265
Non-cash tax adjustments	(618)	(564)
Non-GAAP taxes on income	$516	$701

GAAP equity loss in affiliates	$173	$-
Other non-cash adjustments	(173)	-
Non-GAAP equity loss in affiliates	$-	$-

Ceragon Reports First Quarter 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2019	2018

GAAP net income	$808	$2,070
Stock based compensation expenses	475	353
Changes in indirect tax positions	21	15
Leases – financial expenses (income)	(26)	-
Non-cash tax adjustment	618	564
Other non-cash adjustment	173	-

Non-GAAP net income	$2,069	$3,002

GAAP basic net income per share	$0.01	$0.03

GAAP diluted net income per share	$0.01	$0.03

Non-GAAP basic and diluted net income per share	$0.03	$0.04

Weighted average number of shares used in computing GAAP basic net income per share	80,113,607	78,080,146

Weighted average number of shares used in computing GAAP diluted net income per share	82,333,627	80,065,171

Weighted average number of shares used in computing Non-GAAP basic and diluted net income per share	82,701,755	80,377,797